

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Ting Kin Cheung
Chief Executive Officer
Plutus Financial Group Limited
8/F, 80 Gloucester Road
Wan Chai, Hong Kong

>   **Re: Plutus Financial Group Limited**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted October 21, 2022**
>   **CIK No. 0001933021**

Dear Ting Kin Cheung:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Commonly Used Defined Terms, page ii

1. We note your response to comment 9. You still appear to use "customers" and "clients" interchangeably in some areas of the filing. For example, you refer to "clients" being approved for and having margin loans on pages 59 and F-10 as well as conducting securities trading on page 79. Revise your commonly defined terms to include and define "customers" and "clients."

Prospectus Summary, page 1

2. We note the revisions you made in response to prior comment 11. With your next

submission or public filing, please disclose for each material operating subsidiary the assets, revenues and net income for the interim period of 2022, or advise.

Our Revenue Model

Plutus Securities

Securities Dealing and Brokerage Services, page 3

3. We note the disclosure on page 4 that you received commissions and handling fees from external brokers for the placement of underlying trading volume and the placement of orders, respectively, and that you received commission fees for acting as a placement agent and as an underwriter during each of the years ended December 31, 2021 and 2020. Such payments received from these external third parties appear to indicate that these payments were "payment for order flow." Please reconcile this with your response to comment 26, in which you say that you do not have any payment for order flow arrangements. In addition, revise your disclosures throughout the document to thoroughly discuss and consistently reflect these activities, and related revenues, as pertaining to payment for order flow.

Risk Factors

The Company may not be able to develop its margin..., page 25

4. We note your response to comment 43 and your disclosure on page 67 indicating that you do not engage in any securities lending business. We also note your disclosure on page 26 that you provided margin financing service and securities lending services and quantifying outstanding margin financing and securities lending balance. Please clarify, if true, that you offer securities lending services but did not provide any such services, and the balances noted are for margin financing only.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview , page 54

5. We note your response to comments 26 and 30. We reissue these comments in part. Please revise your disclosures to address the following:
    • Describe the products in which you trade, such as equities, fixed income, commodities, etc. If you offer trading only in one area, such as equities, so state;
    • Provide quantitative information at that more granular level for investors to see trends within these different categories; and
    • Include narrative explaining trends at this more granular level.

6. We note your response to comment 28. Please revise to provide a more thorough discussion of the reason for the significant increase in placing commissions recognized in fiscal 2021. In this regard, we note that your response letter indicates an increase in bond placements, which is not referenced in your filing disclosures. Further, your disclosures should provide some additional context to quantify the increase.

Revenues , page 57

7.   We note your response to comment 32 and revised disclosures on page 59 regarding margin loans. We reissue and amend our comment in part. Please enhance your disclosures to address the items below.
   - Fully discuss the process for customers to obtain margin loans. By way of example only, explain whether every customer or a specific subset is automatically approved for margin lending, and whether additional steps must be taken for approval; whether customers must have funds in their accounts to obtain margin loans; and how you approve margin loans and determine margin loan amounts.
   - Describe collateral requirements for margin lending, such as collateral types accepted and collateral levels that must be maintained.

8.   We note your disclosure on page 57 indicating that you offer fractional share trading. In your response letter, please provide us with a thorough accounting analysis explaining your accounting treatment for fractional shares, including specific references to authoritative accounting literature used in reaching your conclusions. In addition, revise your disclosures in appropriate locations to provide a thorough discussion of your fractional share program, including but not limited to addressing the items below.
   - Explain the mechanics of this business for both buy and sell transactions, covering placement of orders, funding, order execution, clearing, custodial, and recordkeeping responsibilities.
   - Describe the treatment of any residuals (*i.e.*, the fraction of a share not acquired by the customer).
   - Indicate whether you fill any orders from your own inventory and, if so, describe that process.
   - Explain what happens if a customer wants to sell a fractional share for which you or the party fulfilling the order does not have a residual in inventory.
   - Discuss any limitations of your fractional share offerings, such as whether customers can transfer their fractional share investments to brokerage accounts not held by you.
   - Address related accounting and where these activities are reflected in your financial statements.
   - Quantify the impact of this business on your operations for the periods presented, including volumes, related revenues, and amounts reflected on the balance sheet, as applicable.

9.   We note your response to comment 33 and your revised disclosures on pages 4 and 59 regarding interest rates for margin loans. Please clarify whether rates differ for related versus unrelated parties.

10.   We note your response to comment 35 and the revised disclosures on page 59. We reissue our comment in part. Please enhance your disclosures to address the following:
   - Present assets under management ("AUM") by asset class, distribution or client type, and / or other meaningful categories;
   - Provide a roll-forward of AUM showing inflows, outflows, foreign exchange impact

> (if any), and market appreciation or depreciation for the periods presented; and
> - Separately disclose fees recognized from acting as an investment manager for (i) internal and (ii) external funds during the periods presented.

Operating Expenses, page 60

11. We note your response to comment 36. Please provide us, within your response letter, with your detailed accounting analysis supporting your treatment of commission expenses, including specific references to authoritative accounting literature considered, such as ASC 606. In addition, revise your disclosures to specify which line items are presented net of expenses and to quantify the amount of expense netted for each period.

Segment Performance for fiscal year ended December 31, 2020 and 2021, page 62

12. We note the response to comment 29 and the revised disclosures beginning on page 62 in regard to the identified segments operating performance. We reissue our comment in part. Please revise your disclosures to provide specific qualitative narrative regarding segment level performance. This should include, but not be limited to, a discussion of segment revenues that addresses drivers and trends specific to each segment, rather than referring readers to another section of MD&A that discusses revenue types. In addition, you state on page 63 that primary drivers of the general and administrative expense for both segments included salary and compensation; however, salary and compensation is shown as a separate line item, with balances in the Corporate column, on page 62, and no narrative explains whey they would be within general and administrative expense for the segments. Further, you have no context within the segment section to explain what is driving this increase for both segments.

Regulatory and Capital Requirements , page 64

13. Please revise your disclosures to define "paid-up capital" as presented, explain who sets this minimum and why, and clarify whether you exceeded the minimum amount required for the periods presented in the filing.

Business
Plutus Asset Management, page 80

14. We note the revisions made in response to prior comment 47. Please revise to also disclose your assets under management for each fund as of the latest most practicable date.

Related Party Transactions, page 106

15. We note your response to prior comment 53. Please expand your disclosure to provide a narrative description of each related party transaction disclosed. Refer to Item 4 of Form F-1 and Item 7.B. of Form 20-F.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Securities brokerage commission and handling fee , page F-12

16. Your disclosures indicate that you act not as an agent for "provision of securities brokerage services to customers executing securities trade" and that you earn commission income in fixed percentages. In addition, we note that some of your disclosures (such as on pages 55 and 69) and the fee schedule of the Customer Agreement A sample provided suggest that you may provide not just execution but also clearing and custody services in connection with securities trading for customers. This suggests that there may be multiple promised goods or services. Please revise your disclosures to address the following:
   - Clearly define "provision of securities brokerage services";
   - Clearly and consistently state whether you provide execution, clearing, and / or custody services, and define your specific obligations under each, as applicable;
   - If you do not provide execution, clearing, and custodial services, identify who does provide these services;
   - Address the process of initiation of a trade by the customer; and
   - Explicitly identify and define each promised good or service in your contracts with your customers; further, explicitly identify which promised good(s) and service(s) represent or are combined to represent a performance obligation and why.

17. We note your responses to comments 9 and 57, as well as related disclosure revisions. Please address the items below.
   - Provide us, in your response letter, with a full accounting analysis for each trading-related service (*i.e.*, activities encompassed by securities brokerage and handling and by underwriting and placing services) supporting your conclusions that you are an agent. Your response should include, but not be limited to, how you considered ASC 606-10-55-36 through 40, including, among other things, addressing your consideration of primary responsibility, inventory risk, and pricing discretion.
   - Relatedly, provide us with a thorough analysis supporting your conclusion of who you consider to be your customers for each of these products or services, in the context of ASC 606. In this regard, we note that the customer in the context of ASC 606 may differ depending on your role.

18. In regard to handling fee income earned, please revise to specifically address the following:
   - Explain what "settlement services" represent and why you believe recognition of related revenue on a trade date basis, as opposed to a settlement date basis, is appropriate. In addition, clarify who provides execution and custodial services for these settled transactions.
   - With regards to dividend handling fee, clarify whether you provide custodial services and, if so, how you considered that in the context of your performance obligations

and recognition timing.
- Noting your disclosure on page 57 that you appear to be paid placement handling fees regardless of successful allotment, incorporate that disclosure here and also indicate whether you are paid in the event that there is no successful execution of the related transaction.
- Disclose whether you receive any fees from the principal in handling fee types of transactions.

Underwriting and placing services , page F-13

19.   As it relates to the disclosures relating to the underwriting and placing services, please revise your disclosures to address the following:
- Specifically identify the principal in these transactions and discuss that entity's performance obligations versus your own in acting as an agent;
- Identify who is your customer in these transactions;
- Define the underwriting and placing services performed, as well the timing of these services. To the extent that there are multiple performance obligations, include specific discussion of revenue recognition timing for each service performed; and
- Define "placing commitment" and "issuer" in this context.

In addition, if the terms of payment are negotiated with and differ for each issuer, please provide us with an accounting analysis in your response letter explaining how you considered whether this fee arrangement would be considered variable under ASC 606.

20.   We note your response to comment 55 and revised disclosure on page F-13 regarding underwriting and placing services, including that you say there is no variable consideration in the fee arrangement, and that you do not receive and are not entitled to any compensation if the related transaction is not completed. Please provide us, within your response letter, with a thorough accounting analysis supporting your accounting conclusions, including how you considered ASC 606-10-32-6.

Note 12. Related Party Transactions, page F-21

21.   We note the response to comment 61 and revised disclosures on page F-23. Please revise to clarify what you mean when you say that the amount due from Mr. Zhao will be settled by way of dividend distribution. In addition, ensure that any interim or future financial statement footnotes address whether additional advances or repayments were made in fiscal 2022, beyond July 15.

General

22.   Please include interim financial statements in your next amendment. Refer to Item 8.A.5 of Form 20-F.

23.   We note your response to prior comment 3. Please revise to include risk factor disclosure addressing your potential status as an investment company under the Investment Company

Act of 1940. Without limitation, your disclosure should discuss why you believe you are not an investment company and state whether you, your subsidiaries and affiliated entities intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Act.

You may contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Jessica Livingston at 202-551-3448 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Joe Laxague, Esq.